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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO.___________)*

                                 Inco Limited
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                  VBN shares
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   45325870
                        -------------------------------
                                (CUSIP Number)

Ronald W. Binns, Vice President, Finance - Chief Financial Officer, Suite 1900, Box 2005, 20 Eglinton Avenue West, Toronto, Ontario M4R 1K8 Canada (416) 480-6490
--------------------------------------------------------------------------------
   (Name/Address/Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               October 16, 1998
        ----------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 453258709                                         Page 2 of 15 Pages
          ---------                                                   --

--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
     Franco-Nevada Mining Corporation Limited

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                         (b) [_]

--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC

--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              [_]

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada

--------------------------------------------------------------------------------
 Number of         7    SOLE VOTING POWER
  shares                6,576,173 VBN shares

                 ---------------------------------------------------------------
beneficially       8    SHARED VOTING POWER
  owned by              N/A
    each
                 ---------------------------------------------------------------
 reporting         9    SOLE DISPOSITIVE POWER
  person                6,576,173

                 ---------------------------------------------------------------
   with           10    SHARED DISPOSITIVE POWER
                        N/A

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,576,173 by Franco-Nevada Mining Corporation Limited

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN  ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                 [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.4%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    (SEE INSTRUCTIONS)

     CO

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

VBN shares of Inco Limited, a Canadian corporation whose principal executive office is located at:

Suite 1500, 145 King Street West, Toronto, Ontario  M5H 4B7  CANADA

The following is a list of the executive officers taken from the 1997 Annual Report of Inco Limited:

Michael D. Sopko, Chairman and Chief Executive Officer
Scott M. Hand, President

Executive Vice-Presidents:
-------------------------

Stuart F. Feiner, Legal and Administration, General Counsel and Secretary Peter J. Goudie, Primary Metals Marketing
Peter C. Jones, Technology and Project Development
Anthony E. Munday, Chief Financial Officer

Vice-Presidents:
---------------

David A. Allen, Public and Government Affairs
Lorne M, Ames, Human Resources
Wm. Gordon Bacon, Primary Metals Technology
Bruce R. Conard, Health Science Advisor
W. Charles Ferguson, Environment, Health and Safety
Peter G. Garritsen, Engineering, Project Management and Technical Sales

ITEM 2.  IDENTITY AND BACKGROUND

Franco-Nevada Mining Corporation Limited, a corporation incorporated under the laws of Canada, is a public precious metals royalty company, having its principal address at:

Suite 1900, Box 2005
20 Eglinton Avenue West
Toronto, Ontario  M4R 1K8
Canada

During the last five years, Franco-Nevada has not been convicted in a criminal proceeding as described in Item 2 (d) nor has it been party to a civil proceeding as described in Item 2(e).

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The (Cdn.)$50,044,676.53 before commissions, used to purchase the VBN Shares covered by this filing came from working capital.

ITEM 4.  PURPOSE OF TRANSACTION

The VBN shares were acquired for investment purposes by Franco-Nevada; however, Franco-Nevada will review its holdings in VBN shares from time to time and may increase or decrease its position as future circumstances dictate.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Franco-Nevada has acquired 6,576,173 VBN shares representing 25.4% of the issued and outstanding VBN shares of Inco Limited through three private transactions. The agreements (each attached as exhibits) were entered into on October 16, 1998 and the closings occurred through the facilities of The Toronto Stock Exchange on October 20, 1998. The VBN shares are one of a number of classes of Inco Limited securities to which are attached a right to vote. Franco-Nevada has sole power to vote, to receive dividends and to dispose of these 6,576,173 VBN shares it has acquired.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Attached as exhibits are the three private agreements entered into with the vendors of the 6,576,173 VBN shares, together with the commission agreement with the investment counsel, each dated October 16, 1998.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1 - Agreement between Franco-Nevada and Evershine L.L.C.

     Exhibit 2 - Agreement between Franco-Nevada and The Robertson Stephens Contrarian Fund

     Exhibit 3 - Agreement between Franco-Nevada and The Robertson Stephens - Orphan Fund California Limited Partnership

     Exhibit 4 - Agreement between Franco-Nevada and First Marathon Securities Limited

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 26, 1998          /s/ Ronald W. Binns
----------------          -------------------------------------------------
Date                      Signature

                          Ronald W. Binns
                          Vice President, Finance - Chief Financial Officer
                          -------------------------------------------------
                          Name/Title